                                                                    EXHIBIT 99.2

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                          SHAMIR OPTICAL INDUSTRY LTD.

                                  JULY 31, 2008

                           Please date, sign and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.

   ^ Please detach along perforated line and mail in the envelope provided. ^

   THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS
                                  LISTED BELOW.

         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                        ANNUAL GENERAL MEETING

                                                                                                                       FOR   AGAINST  ABSTAIN

------------------------------------------------- 1.   Ratification of the re-appointment of Kost, Forer, Gabbay &     [_]     [_]      [_]
|                                               |      Kasierer, independent public accountants and a member of
|                                               |      Ernst & Young Global, as the Company's independent auditors
|                                               |      for the period ending at the close of the next annual
|                                               |      general meeting;
|                                               |
|                                               | 2.   Re-election of Mr. Ami Samuels as an external director of
|                                               |      the Company for a three-year term;                              [_]     [_]      [_]
|                                               |
|                                               |      Are you a controlling shareholder in the Company, or acting
|                                               |      on behalf of such a controlling shareholder? (Please note:
|                                               |      If you do not mark either Yes or No, your shares will not be     YES     NO
|                                               |      voted for Proposal 2).                                           [_]     [_]
-------------------------------------------------
                                                  3.   Re-election of each of Mr. Guy Vaadia and Ms. Efrat Cohen as
                                                       Class B Directors of the Company to hold office until the
                                                       close of the third succeeding annual general meeting to be
                                                       held in 2011;                                                   [_]     [_]      [_]

                                                  4.   Approval of the Company's purchase of an insurance policy of
                                                       directors' and officers' liability;                             [_]     [_]      [_]

                                                  5.   Amendment of the Company's 2005 Share Option and Incentive
                                                       Plan; and                                                       [_]     [_]      [_]

                                                  6.   Adjustment of the exercise price of outstanding options
                                                       previously granted to directors and external directors in
                                                       the Company.                                                    [_]     [_]      [_]

To change the address on your account, please [_] THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE
check the box at right and indicate your new      MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO
address in the address space above. Please        DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR EACH OF THE
note that changes to the registered name(s)       PROPOSALS, EXCEPT FOR PROPOSAL 2 REGARDING WHICH THE PROXY
on the account may not be submitted via this      WILL NOT BE VOTED. SHOULD ANY OTHER MATTER REQUIRING A VOTE
method.                                           OF THE SHAREHOLDERS ARISE, THE PROXIES NAMED ABOVE ARE
                                                  AUTHORIZED TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT IN
                                                  THE INTEREST OF THE COMPANY.

In their discretion, the proxies are authorized   PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING
to vote upon such other business as may properly  THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND
come before the Annual General Meeting of         RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES
Shareholders.                                     CAN NOT BE VOTED.

Signature of Shareholder _____________ Date: _______ Signature of Shareholder _____________ Date: _______

     NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
           If signer is a partnership, please sign in partnership name by authorized person.

                          SHAMIR OPTICAL INDUSTRY LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Shamir Optical Industry Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. David Bar-Yosef and Mr. Yagen
Moshe, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of June 23, 2008, at the Annual General Meeting of Shareholders to be held on July 31, 2008 (or as otherwise adjourned).

By my signature, I herby revoke any and all proxies previously given.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)